RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2007 JAN 16 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020343

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82 – 35005

11th January, 2007

BEST AVAILABLE COPY

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

Sub: Board Meeting and Media Release

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted two letters dated 10th January, 2007 in the matter of decisions taken at the Board Meeting held on 10th January, 2007 and a Media Release to the Stock Exchanges in India as per requirement under the Listing Agreement executed with them.

We enclose herewith copies of the aforesaid letter for your information and record.

Kindly take the same on record.

Thanking You.

PROCESSED
JAN 18 2007
THOMSON FINANCIAL

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

1/17

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

10th January, 2007

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Board Meeting**

We wish to inform you that the Board of Directors of Reliance Communications Limited at its meeting held today i.e. Wednesday, **the 10th January, 2007** has inter alia decided the following:

1. The Board reaffirmed its interest in the potential opportunity relating to the business of Hutchison Essar Limited (HEL). The Board authorised Shri Anil D. Ambani, the Chairman to take all necessary steps for this purpose, including raising long term resources in the form of External Commercial Borrowings (ECB) etc; as may be appropriate. The Board noted that there is no certainty either on the completion, or the timing, of the said proposal.

2. The Board also approved issuance of Foreign Currency Convertible Bonds (FCCBs) in the international markets, in one or more tranches, upto US$ 1 Billion or equivalent thereof, at a premium to the market price of the equity shares of the Company.

3. To implement the Employee Stock Option Scheme (ESOS) as approved by the Members of the Company through Postal Ballot, the results whereof were declared on 8th January, 2007 and constitution of ESOS Compensation Committee consisting of Independent Directors of the Company for administering the ESOS.

The above decisions of the Board are subject to all necessary permissions, sanctions and approvals as may be required.

Kindly inform your Members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Cc to: National Securities Depository Limited -- Fax No. 2497 2993 / 6351
Central Depository Services (India) Limited – Fax No. 2272 3199

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

January 10, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media Release

We enclose herewith the media release dated 10th January 2007 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: as above.

RELIANCE Communications
Anil Dhirubhai Ambani Group

MEDIA RELEASE

Mumbai, January 10, 2007: The Board of directors of Reliance Communications met today wherein **the Board reaffirmed its interest** in the potential opportunity relating to the business of Hutchison Essar Limited (HEL). The Board authorized RCOM Chairman, Mr. Anil Dhirubhai Ambani to take all necessary steps for this purpose, including raising long term resources in form of External Commercial Borrowings (ECBs) etc., as may be appropriate. **The Board noted that there is no certainty either on the completion, or the timing, of the said proposal.**

Issuance of Foreign Currency Convertible Bonds (FCCBs) in the international markets, in one or more tranches, upto $ 1 billion or equivalent thereof, at a premium to the market price of the equity shares of the company, was also approved by the RCOM Board.

The Board also gave its approval on the Implementation of the Employee Stock Option Scheme (ESOS) and constituted an ESOS Compensation Committee of independent directors of the company for administering the ESOS. The members of the company had approved the ESOS through a postal ballot, the results whereof were declared on January 8^h, 2007.

The decisions of the Board are subject to all necessary permissions, sanctions and approvals as may be required.

About Reliance Communications: Ranked among ***Asia's 6 Topmost Valuable Telecom Companies***, is India's foremost truly integrated telecommunications service provider. The company's customer base of over 31 million including close to 1 million individual overseas retail customers, rates it among the ***Top 10 Asian Telecom companies***. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

The company has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain, covering over 6000 towns and 3,00,000 villages. Reliance Communications owns and operates ***World's largest next generation IP enabled connectivity infrastructure,*** comprising over 150,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. The company's subsidiary, FLAG Telecom owns ***World's largest private undersea cable system,*** spanning 65,000 kilometers connects the top business centers in developed and emerging markets across 6 continents.

Reliance Communications Limited, Registered Office: H. Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai – 400 710
Tel: 022-3038 6286, Fax: 022-3037 6622

RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2007 JAN 15 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82 – 35005

12th January, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following four letters dated 11th January, 2007 in the matter of compliances made under the Listing Agreement of the Stock Exchanges in India, copies of the same are enclosed herewith for your information and records.

S.No.	Clause No. of the Listing Agreement	Particulars
1	49	Corporate Governance compliance Report
2	35	Quarterly Shareholding pattern
3	47	Certificate of the Practising Company Secretary in the matter of dispatches share certificates etc. within one month from the date of lodgment for transfer.
4	Circular	Free Float Indices for the quarter ended 31st December, 2006 (BSE)

Kindly take the same on record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limit
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

January 11, 2007

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub : Quarterly Compliance Report on Corporate Governance for the Quarter Ended December 31, 2006 - under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended December 31, 2006.

The Company also posts this information on the Company's website www.rcovl.com and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully
For Reliance Communications Limited

o/c

Hasit Shukla
Company Secretary

Encl: As above

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communications Limited**

Quarter ending on: 31st December 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	Yes	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	

RELIANCE COM... LTD.

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(E) Remuneration of Directors	49 (IV E)	NA	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2006-2007, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended 31st March, 2007 will be complied in the third Annual Report -2006-07
VII. Compliance	49 (VII)	YES	

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

RELIANCE COMMUNICATIONS LTD.

Date: 11th January 2007

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limite
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

January 11, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 31st December 2006**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st December 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE COMMUNICATIONS LIMITED

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE COMMUNICATIONS LIMITED

Scrip Code : BSE - 532712 NSE - RCOM | As on: 31st December 2006

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.49	0.48
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	26	1354976371	1354954468	67.58	66.27
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**37**	**1364821460**	**1364799457**	**68.07**	**66.75**
(2)	Foreign					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**37**	**1364821460**	**1364799457**	**68.07**	**66.75**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	322	44410053	43920883	2.21	2.17
(b)	Financial Institutions/Banks	418	1302725	1177903	0.06	0.06
(c)	Central Government/State Governments	59	1072175	56256	0.05	0.05
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	21	76584113	76573019	3.82	3.75
(f)	Foreign Institutional Investors	605	266551423	266425324	13.29	13.04
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1425**	**389920489**	**388153385**	**19.45**	**19.07**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	8715	35701454	33115826	1.78	1.75
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1893962	174460699	116501946	8.70	8.53
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	216	21056752	19258790	1.05	1.03
(c)	Any Other (Specify)					
1	NRIs/OCBs	17073	19070086	14259729	0.95	0.93
2	Pending Confirmation*	0	4537	0	0.00	0.00
	Sub -Total (B)(2)	**1919966**	**250293528**	**183136291**	**12.48**	**12.24**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1921391**	**640214017**	**571289676**	**31.93**	**31.31**
	TOTAL (A) +(B)	**1921428**	**2005035477**	**1936089133**	**100.00**	**98.06**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	1	**39579513**	**39579513**	**0.00**	**1.94**
	GRAND TOTAL (A)+(B)+(C)	**1921429**	**2044614990**	**1975668646**	**100.00**	**100.00**

* Physical shares pending demat confirmation.

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN- 31.12.2006)

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	59 52 89 152	29.11
2	Bhavan Mercantile Private Limited	44 42 21 662	21.73
3	Anadha Enterprise Private Limited	26 85 99 358	13.14
4	Reliance Capital Limited	1 84 62 158	0.90
5	Sonata Investments Limited	1 37 75 000	0.67
6	AAA Global Business Enterprises Pvt. Ltd	1 15 29 001	0.56
7	Smt. Kokila D. Ambani	46 65 227	0.23
8	Hansdhwani Trading Company Pvt. Ltd	30 00 040	0.15
9	Shri Anil D. Ambani	18 59 171	0.09
10	Mast Jaianmol A. Ambani(through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08
11	Smt. Tina A. Ambani	16 50 832	0.08
12	Reliance General Insurance Co Ltd	1 00 000	0.00
13	Mast Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00
	TOTAL	1 36 48 21 460	66.75

RELIANCE COMMUNICATIONS LTD.

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN - 31.12.2006)

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	63212317	3.09
2	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders	39579513	1.94
	TOTAL	**102791830**	**5.03**

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN - 31.12.2006)

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	AAA Communication Private Limited	205371142	10.04
	TOTAL	205371142	10.04

RELIANCE COMMUNICATIONS LTD.

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	GDRs	39579513	39579513	1.94
	TOTAL		39579513	1.94

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders*	GDR	39579513	1.94
	TOTAL		39579513	1.94

* Name of individual GDR holders are not available.

RELIANCE COMMUNICATIONS LTD.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limite
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

January 11, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Certificate under 47(c) of the Listing Agreement

In terms of Clause 47(c) of the Listing Agreement, we forward herewith a certificate issued by M/s Dipak Rachchha & Co., Company Secretaries for the period 1st July 2006 to 31st December, 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Dipak J. Rachchha
M.Com., LL.B., M.B.A., F.C.S.

Dipak Rachchha & Co
Company Secretaries
401, Akshat Tower, Opp. Rajpath Club,
Sarkhej-Gandhinagar Highway, Ahmedabad-38005
Phone : (O) 079-40030884 (M) 98250 66179
E-mail : drachchha@rediffmail.com

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Communications Limited (the company) and on the basis of information and explanations given to us by them as well as by the company, we hereby certify that, during the period commencing from 1st July, 2006 and ended on 31st December, 2006, out of 26,641 documents lodged for transfer, 25,704 documents were dispatched within one month from the date of lodgement for transfer. In the case of remaining 937 documents, the same were dispatched after one month but within thirty five days from the date of lodgement, in terms of the policy prescribed by the Company by virtue of which, notice of lodgement of shares for transfer were sent to sellers in respect of shares lodged for transfer.

In the case of share certificates received for transmission/ transposition/ split/ consolidation / renewal/ exchange, the issue thereof was made within one month from the date of lodgement.

This certificate is issued pursuant to clause 47 (c) of the listing Agreement entered into with Stock Exchanges.

Date: 10/01/07.

Place: AHMEDABAD

DIPAK RACHCHHA & Co. C.P. NO. 2191 Company Secretaries

DIPAK RACHCHHA & Co.
Company Secretaries,

(DIPAK RACHCHHA)
Proprietor

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

January 11, 2007

The Manager
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

Dear Sir,

Sub: Free-float Indices

We forward herewith Shareholding Pattern of the Company as of 31st December 2006 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The same disclosure is sent to you by e-mail today at indexcell@bseindia.com

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

qc

Hasit Shukla
Company Secretary

Encl: As above

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE COMMUNICATIONS LIMITED			
	Scrip Code	532712 Quarter Ended	31st December, 2006
Category Code	Category	No.of Shares Held	% of Shareholding
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives		
2	Indian Corporate Bodies/ Trusts/ Partnerships	98 45 089	0.48
3	Persons Acting in Concert (also include Suppliers/ Customers)	1 32 26 39 213	64.69
4	Other Directors & Relatives (other than in 1 above)	3 23 37 158	1.58
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
		0	0.00
	Sub Total A	**1 36 48 21 460**	**66.75**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)		
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
		0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**		
		0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here ________________)**		
		0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**		
		0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**1 36 48 21 460**	**66.75**

....contd

RELIANCE COMMUNICATIONS LTD.

II	FREE FLOAT		
A	**BASED IN INDIA**	No.of Shares Held	% of Shareholding
1	Indian Individuals/HUFs	19 54 90 659	9.56
2	Indian Corporate Bodies/Trusts/Partnerships	3 57 01 454	1.75
3	Independent Directors & Relatives	482	0.00
4	Present Employees	26 310	0.00
5	Banks/Financial Institutions	15 36 656	0.08
6	Central/State Govt.	0	0.00
7	Central/ State Govt. Institutions	10 72 175	0.05
8	Insurance Companies	7 65 84 113	3.75
9	Mutual Funds	4 41 76 122	2.16
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	35 45 87 971	**17.34**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	70 02 270	0.34
15	Foreign Institutional Investors (SEBI-registered)	26 65 51 423	13.04
16	Non Resident Indians (Individuals)	1 20 67 816	0.59
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**28 56 21 509**	**13.97**
C	**GDRs/ADRs/ADSs**		
		3 95 79 513	1.94
	Sub Total C	**3 95 79 513**	**1.94**
D	**OTHERS (Please specify here** ____________)		
	Pending confirmation		
		4537	0.00
	Sub Total D	**4537**	**0.00**
	Sub Total II	**67 97 93 530**	**33.25**
	Grand Total	**2 04 46 14 990**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	1 36 48 21 460	66.75
Total Free-float	67 97 93 530	33.25
Grand Total	**2 04 46 14 990**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	1 71 94 13 968	84.09
Total Foreign Holding	32 52 01 022	15.91
Grand Total	**2 04 46 14 990**	**100.00**

RELIANCE COMMUNICATIONS LTD.

FORM

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code: 532712

Quarter Ended: 31st December, 2006

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Smt. Kokila D. Ambani	46 65 227	0.23	I-A-1
2	Shri Anil D. Ambani	18 59 171	0.09	I-A-1
3	Mast Jaianmol A. Ambani(through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08	I-A-1
4	Smt. Tina A. Ambani	16 50 832	0.08	I-A-1
5	Mast Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	I-A-1
6	Anadha Enterprise Private Limited	26 85 99 358	13.14	I-A-2
7	Bhavan Mercantile Private Limited	44 42 21 662	21.73	I-A-2
8	AAA Global Business Enterprises Pvt. Ltd	1 15 29 001	0.56	I-A-2
9	AAA Communication Private Limited	59 52 89 152	29.11	I-A-2
10	Hansdhwani Trading Company Pvt. Ltd	30 00 040	0.15	I-A-2
11	Reliance Capital Limited	1 84 62 158	0.90	I-A-3
12	Sonata Investments Limited	1 37 75 000	0.67	I-A-3
13	Reliance General Insurance Co Ltd	1 00 000	0.00	I-A-3
	Total	**1 36 48 21 460**	66.75	

RELIANCE COMMUNICATIONS LTD.

FORM

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code: 532712

Quarter Ended: 31st December, 200(

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone'in I
1	Life Insurance Corporation of India	6 32 12 317	3.09	II-A-8	NIL
2	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders	3 95 79 513	1.94	II-C	NIL
	Total	10 27 91 830	5.03		

RELIANCE COMMUNICATIONS LTD.